Exhibit 99.2

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years ended

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Development Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Osisko Development Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss, of comprehensive loss, of cash flows and of changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the working capital position as at December 31, 2025 combined with the available credit facilities and the proceeds received from subsequent equity financing completed after period end will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to March 2027, and has stated that these events or conditions indicate that material uncertainties exist that may cast a substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

March 27, 2026

We have served as the Company’s auditor since 2020.

Osisko Development Corp.

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2025	2024

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	7	422,283	106,653
Amounts receivable	8	9,357	2,569
Inventories	9	7,845	8,695
Other current assets		2,803	4,903
		442,288	122,820
Assets classified as held for sale	6	37,523	430
		479,811	123,250
Non-current assets

Investments in associates	10	15,092	12,183
Other investments	10	15,496	10,333
Mining interests and property, plant and equipment	11	644,326	593,793
Exploration and evaluation	12	89,635	86,258
Other assets	13	17,914	31,085
		1,262,274	856,902
Liabilities

Current liabilities

Accounts payable and accrued liabilities	14	30,594	26,294
Current portion of long-term debt and lease liabilities	15	6,771	40,675
Deferred consideration and contingent payments	16	3,427	3,597
Contract liability	17	643	109
Environmental rehabilitation provision	18	6,970	5,974
Warrant liability	19	225,000	67,852
		273,405	144,501
Liabilities associated with assets held for sale	6	58,446	—
		331,851	144,501
Non-current liabilities

Long-term debt and lease liabilities	15	137,786	5,964
Deferred consideration and contingent payments	16	5,364	8,635
Contract liability	17	4,041	42,344
Flow-through premium liability	20	8,334	—
Environmental rehabilitation provision	18	92,209	84,829
		579,585	286,273
Equity

Share capital	20	1,416,739	1,137,362
Warrants	20	20,884	11,859
Contributed surplus		20,976	20,228
Accumulated other comprehensive loss		(9,135)	(503)
Deficit		(766,775)	(598,317)
		682,689	570,629
		1,262,274	856,902

Going concern (Note 1)

Subsequent event (Note 34)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Loss

For the years ended December 31, 2025 and 2024

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Year ended
		December 31,
		2025	2024
		(note 6)	(note 6)
	Notes	$	$
Revenues	32	35,478	4,560
Operating expenses
Cost of sales	23	(13,855)	(4,777)
Other operating costs	23	(46,860)	(29,000)
General and administrative	24	(28,380)	(27,430)
Impairment of assets	11	(28,108)	(5,741)
Operating loss		(81,725)	(62,388)
Finance costs		(6,672)	(8,801)
Share of income (loss) of associates		108	(868)
Change in fair value of warrant liability	19	(88,438)	19,497
Other income (expense), net	25	17,187	(4,045)
Loss from continuing activities before income taxes		(159,540)	(56,605)
Income tax recovery (expense)	22	66	(648)
Net loss from continuing activities		(159,474)	(57,253)
Net loss from discontinued activities	6	(9,538)	(29,090)
Net loss		(169,012)	(86,343)

Basic and diluted net loss per share from continuing activities		(0.89)	(0.61)
Basic and diluted net loss per share from discontinued activities		(0.05)	(0.31)
Basic and diluted net loss per share		(0.95)	(0.92)
Basic and diluted weighted average number of shares outstanding		178,203,975	93,825,395

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2025 and 2024

(tabular amounts expressed in thousands of Canadian dollars)

	Year ended
	December 31,
	2025	2024
	$	$
Net loss	(169,012)	(86,343)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	5,944	(6,366)
Income tax effect	(543)	648
Share of other comprehensive income (loss) of associates	198	(797)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(14,381)	18,509
Other comprehensive (loss) income	(8,782)	11,994
Comprehensive loss	(177,794)	(74,349)

Other comprehensive income (loss) attributable to discontinued operations of $10.7 million is related to cumulative translation adjustment.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(tabular amounts expressed in thousands of Canadian dollars)

		Year ended
		December 31,
		2025	2024
		(note 6)	(note 6)
	Notes	$	$
Operating activities
Net loss		(159,474)	(57,253)
Adjustments for:
Share-based compensation	23, 24	3,996	3,414
Depreciation	23, 24	6,280	7,813
Finance costs		4,315	4,058
Share of (loss) income of associates		(108)	868
Change in fair value of financial assets and liabilities at fair value through profit and loss	10	(1,090)	(366)
Change in fair value of warrant liability	19	88,438	(19,497)
Unrealized foreign exchange (gain) loss		(10,786)	11,124
Deferred income tax (recovery) expense		(543)	648
Impairment of assets	11	28,108	5,741
Cumulative catch-up adjustment on contract liability	17	(710)	(78)
Proceeds from contract liability	17	(212)	(56)
Environmental rehabilitation obligations	18	18,621	—
Other		3,281	3,253
Environmental rehabilitation obligations paid	7	(667)	(2,005)
Net cash flows used in operating activities before changes in non-cash working capital items		(20,551)	(42,336)
Changes in non-cash working capital items	28	(7,321)	(900)
Net cash flows used in continuing operating activities		(27,872)	(43,236)
Net cash flows provided in discontinued operating activities		2,873	(9,069)
Net cash flows used in operating activities		(24,999)	(52,305)
Investing activities
Additions to mining interests and property, plant and equipment		(95,874)	(36,302)
Additions to exploration and evaluation assets		(7,306)	(9,380)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		532	4,987
Proceeds on disposals of investments		3,070	3,075
Acquisition of investments in associates	10	(2,000)	(448)
Acquisition of other investments	10	(1,200)	—
Reclamation deposit		—	585
Other		—	534
Net cash flows used in continuing investing activities		(102,778)	(36,949)
Net cash flows used in discontinued investing activities		(11)	1,714
Net cash flows used in investing activities		(102,789)	(35,235)
Financing activities
Proceeds from equity financings	20	362,852	126,851
Other issuance of common shares		98	108
Share and warrant issue expense and financing fees		(21,574)	(4,239)
Proceeds from exercise of warrants and options		3,570	—
Long-term debt and financing of equipment draw down	15	141,696	66,788
Repayment of long-term debt and leases	15	(38,709)	(43,851)
Withholding taxes on settlement of restricted units		(1,071)	(177)
Net cash flows provided by continuing financing activities		446,862	145,480
Net cash flows used in discontinued financing activities		(18)	(10)
Net cash flows provided by financing activities		446,844	145,470
Increase in cash and cash equivalents before impact of exchange rate		319,056	57,930
Effects of exchange rate changes on cash and cash equivalents		(3,344)	5,268
Increase in cash and cash equivalents		315,712	63,198
Cash balance related to asset held for sale		82	—
Cash and cash equivalents – Beginning of period		106,653	43,455
Cash and cash equivalents – End of period		422,283	106,653

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2025

(tabular amounts expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	loss	Deficit	Total
			$	$	$	$	$	$
Balance – January 1, 2025		136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss		—	—	—	—	—	(169,012)	(169,012)
Other comprehensive loss, net		—	—	—	—	(8,782)	—	(8,782)
Comprehensive loss		—	—	—	—	(8,782)	(169,012)	(177,794)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes		—	—	—	—	150	(150)	—
Private placement - August 2025	20	99,065,330	204,608	—	—	—	—	204,608
Private placement - October 2025	20	15,409,798	73,659					73,659
Warrants issued as financing fees	20	—	—	9,025	—	—	—	9,025
Shares issued for the settlement of deferred consideration	16	1,368,610	3,433	—	—	—	—	3,433
Share issue expense	20	1,464,000	(9,820)	—	—	—	—	(9,820)
Share-based compensation:
- Share options		—	—	—	2,494	—	—	2,494
- Restricted and deferred share units		—	—	—	1,636	—	—	1,636
Shares issued - employee share purchase plan		96,073	261	—	—	—	—	261
Shares issued from RSU/DSU settlement		216,739	1,549	—	(3,307)	—	704	(1,054)
Exercise of warrants		850,000	5,558	—	—	—	—	5,558
Exercise of share options		18,733	129	—	(75)	—	—	54
Balance – December 31, 2025		255,069,516	1,416,739	20,884	20,976	(9,135)	(766,775)	682,689

As at December 31, 2025, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $(16.8) million and items that may be recycled to the consolidated statements of income (loss) amounting to $6.4 million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(86,343)	(86,343)
Other comprehensive income, net	—	—	—	—	11,994	—	11,994
Comprehensive income (loss)	—	—	—	—	11,994	(86,343)	(74,349)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	2,032	(2,032)	—
Brokered private placement	31,946,366	41,580					41,580
Non-brokered private placement	19,163,410	13,395					13,395
Shares issued for the settlement of deferred consideration	1,228,394	3,409	—	—	—	—	3,409
Share issue expense		(2,303)					(2,303)
Share-based compensation:							—
- Share options	—	—	—	2,325	—	—	2,325
- Restricted and deferred share units	—	—	—	1,269	—	—	1,269
Shares issued - employee share purchase plan	93,535	292	—	—	—	—	292
Shares issued from RSU/DSU settlement	46,288	940	—	(2,088)	—	971	(177)
Balance – December 31, 2024	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

As at December 31, 2024, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $20.8 million and items that may be recycled to the consolidated statements of income (loss) amounting to $(21.3) million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia and the Trixie Test Mine in the USA. On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project in Mexico, and the sale transaction was completed on January 27, 2026 (note 6 and 34).

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at December 31, 2025, the Company has two significant shareholders, Double Zero Capital LP held an interest of 15.9% and OR Royalties Inc. (“OR”) held an interest of 13.1% in Osisko Development (compared to nil and 24.4% as at December 31, 2024).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting year. As at December 31, 2025, the Company has a working capital of $148.0 million, which includes a cash and cash equivalent balance of $422.3 million, and netting a warrant liability amount of $225.0 million. The Company also has an accumulated deficit of $766.8 million and incurred a net loss of $169.0 million for the year ended December 31, 2025.

The working capital position as at December 31, 2025 combined with the available credit facilities (note 15) and the proceeds received from subsequent equity financing completed after period end (Note 34) will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to March 2027. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past and as disclosed in Note 15, Note 20, and Note 34, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these consolidated financial statements.

2.	Basis of presentation and Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in the preparation of these consolidated financial statements are consistent with those of the previous financial year, except for certain changes in presentation described below and reclassification of discontinued operations described in note 6.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

During the year, the Company made the following changes to the presentation of its consolidated financial statements to better reflect the nature of its operations:

• On the consolidated balance sheet, the line items Mining interests and Property, plant and equipment were combined into a single line item to align with the Company’s development stage and the manner in which these assets are monitored internally, however they remain distinct for disclosure purposes in Note 11.

The comparative figures have been reclassified to conform to the current year’s presentation.

The Board of Directors approved these consolidated financial statements for issue on March 27, 2026.

3.	Material Accounting Policies

The material accounting policies applied in the preparation of the consolidated financial statements are described below.

a)Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities at fair value (including derivative instruments), as described in Note 3(e) below.

b)Consolidation

The Company’s financial statements consolidate the accounts of Osisko Development Corp. and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are defined as all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2025 and 2024 were as follows:

Entity	Jurisdiction	% ownership	Functional currency
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia, CA	100%	Canadian dollar
Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%	Mexican peso
Tintic Consolidated Metals LLC (“Tintic”)	Utah, USA	100%	United States dollar
(i)	On November 24, 2025, the Company entered into an agreement to sale 100% of its interest in Sapuchi and the sale transaction was completed on January 27, 2026 (note 6 and 34)

c)Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a Functional Currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the Functional Currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the Functional Currency at exchange rates in effect at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

d)Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

losses are transferred from accumulated other comprehensive income (loss) to retained earnings (deficit) upon derecognition of the investment.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances (including restricted cash) Investment in money market funds
Guaranteed investment certificate
Reclamation deposits
Trade receivables
Interest income receivable
Other receivables

Financial assets at fair value through profit or loss	Investments in derivatives (warrants)

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Borrowings under long-term debts and credit facility

Financial liabilities at fair value through profit or loss	Warrant liability

e)Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

●	Trade receivables; and
●	Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

f)Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with an initial maturity of three months or less that are readily convertible to known amounts of cash and which are exposed to an insignificant risk of changes in value.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

g)Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the province of British Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

h)Inventories

Supplies inventory consists of mining supplies and consumables used in the operations and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

In-process inventory and refined precious metals are measured and valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price of the equivalent metals in the ordinary course of business based on the prevailing metal prices on the reporting date, less estimated costs to complete production and to bring the finished goods to sale. Production costs that are inventoried include the costs directly related to bringing the inventory to its current condition and location, such as materials, labour, other direct costs (including external services and depreciation, depletion and amortization) and production related overheads.

i)Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

j)Property, plant and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	2‑7 years
Exploration equipment and facilities	2‑20 years
Mining plant and equipment (development)	3‑20 years
Right-of-use assets	Lesser of useful life and term lease

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of loss.

k)Mining interests

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.

Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

●	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
●	A reasonable period of testing of the mine plant and equipment has been completed;
●	A predetermined percentage of design capacity of the mine and mill has been reached; and
●	Required production levels, grades and recoveries have been achieved.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

l)Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities. Exploration and evaluation assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

m)Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i)	The Company has a present legal or constructive obligation as a result of past events.
(ii)	It is probable that an outflow of resources will be required to settle the obligation.
(iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of each reporting period and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the governments of the province of British Columbia and state of Utah as collateral for possible rehabilitation activities on the Company’s mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated statements of financial position.

n)Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statements of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the statement of financial position date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

o)Leases

The Company is committed to long-term lease agreements, mainly for mining equipment.

Leases are recognized as a right-of-use asset (presented under mining interest and property, plant and equipment on the consolidated statement of financial position) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted utilizing the implicit interest rate of the specific lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

p)Share-based compensation

Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at a minimum annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units (“DSU”) plan to its directors and a restricted share units (“RSU”) plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees and officers as part of their respective long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company’s share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each statement of financial position date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

q)Revenue recognition

The Company sells concentrate from certain of its mines to third-party refiner customers. These concentrates contain gold and silver.

The Company recognizes revenue from these sales when control of the material transfers to the customer, which occurs at the point in time when the settlement assay is agreed with the customer. At this point, the customer obtains the ability to direct the use of, and obtain substantially all of the remaining benefits from the material. The customer is committed to accept and pay for the material following settlement in accordance with the contract terms, and the Company has a present right to payment based on the agreed assay.

The final prices for metals contained in the material are determined using prevailing market metal prices on a specified future pricing date established as of the settlement date. Accordingly, the consideration is variable and depends on agreed metal quantities, future metal prices, applicable payability percentages, and deductions for treatment, refining, transportation and any penalties. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

r)Contract Liability

The advance payment received by the Company in consideration for future commitments as specified in its streaming agreements (the “Contract Liability”) has been accounted for as contract liability within the scope of IFRS 15 Revenue

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

from Contracts with Customers. Under the terms of the agreement, performance obligations are satisfied through production at the San Antonio gold project and the Trixie Test Mine and revenue are recognized over the duration of the contracts based on estimated gold and silver prices prevailing at contract initial recognition. Because of the difference between the timing of the delivery of gold and silver under the streaming agreements and the upfront amount of consideration received, it has been determined that the streaming agreements contained a significant financing component under IFRS 15. The significant financing component is accounted for separately from the revenue component and accretion expense on the contract liability is recognized in finance costs. The interest rate is determined based on the interest rate implicit in the streaming agreements at the date of inception. The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total gold ounces to be delivered in the future. Changes to variable consideration will be reflected in the statement of income (loss) and comprehensive income (loss).

Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.

s) Flow-through shares

The Corporation finances some E&E expenses through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference between the amount recorded as common shares and the amount paid by the investors for the shares (the “premium”), measured with the residual value method, is accounted for as a flow-through share premium liability, which is reversed to income as other income when the eligible expenses are incurred.

t)Net income (loss) per share

The calculation of net income (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU.

u) Borrowing costs

Borrowing costs include interest calculated using the effective interest method and amortization of transaction costs on borrowings. Borrowing costs that are directly attributable to the acquisition, construction, or development of an asset are capitalized as part of the cost of that asset. Qualifying assets include major mining development and construction activities that take a substantial period of time to complete. Capitalization continues until the asset is substantially complete and ready for use. All other borrowing costs are expensed as incurred. For borrowings specific to a qualifying asset, the capitalized amount equals the actual borrowing costs, net of any income earned on unused funds. For general borrowings, a weighted‑average capitalization rate is applied to eligible expenditures.

4.New accounting standards and amendments

New accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2025. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

Amendments – IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
-	add new disclosures for certain instruments with contractual terms that can change cash flows; and
-	update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. These amendments are not expected to have a significant impact on the consolidated financial statements.

New standard – IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors’ concerns about the comparability and transparency of entities’ performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how “operating profit or loss” is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

-	the structure of the statement of profit or loss;
-	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
-	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management is currently assessing the impact of the new standard on its consolidated financial statements.

5.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Mineral reserves are estimates of the amount of minable ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of reserves or resources is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves or resources. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company’s accounting policy for exploration and evaluation expenditure results in certain items being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves or resources exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company’s recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves or resources, grade per ounce, recovery rates, selling

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

prices of metals and operating costs. Fair value less costs of disposal consist of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Accounting for streaming arrangements

The Company entered into stream agreements (Note 17). The classification of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production. Management exercised judgment in applying the accounting standard IFRS 15 Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the estimated timing and value of future deliveries in order to determine the interest implicit rate for each agreement.

Critical judgements in applying the Company’s accounting policies

Going Concern

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the Company’s estimation of future cash flows from the financial statement date, and the availability of funds to meet those cash flow requirements. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events and budgeted expenditures (approved by the Board) that are believed to be reasonable under the circumstances (Note 1).

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets. Factors

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company; and a significant change in current or forecast commodity prices. As at December 31, 2025, no impairment indicators were identified and, as such, no impairment test was performed.

Changes in the judgements used in determining the recoverable value of the exploration and evaluation assets could impact the impairment analysis.

6. Asset held for sale and discontinued operations

On November 24, 2025, the Company entered into an agreement to sell its 100% interest in the San Antonio Gold Project, located in Sonora, Mexico to Axo Copper Corp. (“Axo”). Pursuant to the Purchase Agreement, Axo acquired Sapuchi, which holds a 100% interest in the mineral concessions comprising San Antonio (the “disposal”). The disposal group was classified as discontinued operations and assets held for sale in the fourth quarter of 2025. The transaction closed on January 27, 2026.

The disposal group was measured at the lower of its carrying amount and fair value less costs of disposal. The disposal group was measured at its carrying amount which is lower than the fair value less costs of disposal.

(i)	Assets and Liabilities of the San Antonio disposal group:

2025
$

Current assets	3,208
Non-current assets	34,315
Total assets held for sale	37,523

Current liabilities	4,432
Non-current liabilities	54,014
Total liabilities associated with assets held for sale	58,446

(ii)	The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations. Accordingly, the results of operations related to the San Antonio Gold Project are presented below as discontinued operations:

	2025	2024
	$	$

Operating expenses	(14,520)	(10,917)
Other income (expenses), net	4,982	(18,173)
Net loss from discontinued operations	(9,538)	(29,090)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Cash and cash equivalents

As at December 31, 2025 and December 31 2024, the consolidated cash and cash equivalents position was as follows:

	2025	2024
	$	$
Cash and cash equivalents held in Canadian dollars	112,912	11,776

Cash and cash equivalents held in U.S. dollars	220,426	63,615
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	302,115	91,535

Cash held and cash equivalents in Mexican Pesos	95,200	48,234
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	7,256	3,342
	422,283	106,653

As at December 31, 2025, cash and cash equivalents include guaranteed investment certificates (“GICs”) totaling $354.2 million, bearing interest rates ranging from 2.55% to 4.50% and maturing between February 10, 2026 and May 11, 2026. These GICs are held with Canadian chartered banks which reduces its credit risk. These GICs are redeemable on demand or have original maturities of three months or less. No balances were held in money market funds as at December 31, 2025 (December 31, 2024 – US$1.6 million (C$2.3 million)).

8.	Amounts receivable

	2025	2024
	$	$
Trade receivables	6,849	322
Exploration tax credits	63	629
Sales taxes	2,430	932
Interest income receivable	—	443
Other	15	243
	9,357	2,569

9.	Inventories

	2025	2024
	$	$
In-process inventory	1,966	2,786
Supplies and other	5,879	5,909
	7,845	8,695

In-process inventory are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. For the year ended December 31, 2025, no provision was recorded to adjust the inventories to their net realizable value (2024 – $0.7 million). In addition, an amount of $0.3 million was recorded in 2025 to write-off inventories related to QR Mill (Note 11) (2024 – nil). Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Investments in associates and other investments

Investments in associates

	2025	2024
	$	$

Balance – Beginning of year	12,183	13,034
Investment in associates(i)	2,550	448
Share of income (loss) and comprehensive income (loss), net	306	(1,665)
Gain on ownership dilution	53	366
Balance – End of year	15,092	12,183
(i)	On December 20, 2024, the Company acquired 1,790,000 units of Falco Resources Ltd. (“Falco”) at a price of $0.25 per unit for an aggregate amount of $0.4 million. On October 17, 2025, the Company acquired 6,250,000 units at a price of $0.32 per unit for an aggregate amount of $2.0 million. Each units consists of one common shares of Falco and one-half common share warrant. As at December 31, 2025, Osisko Development holds an interest of 15.9% in the outstanding shares of Falco.

On February 11, 2025, the Company entered into an agreement with Electric Elements Mining Corp. (“EEM”) pursuant to which the Company transferred rights, title and interest in certain retained rights and metal rights. In consideration of the transfer and cancellation of the metals rights and related obligations, the Company received 1,000,000 common shares of EEM. As at December 31, 2025, Osisko Development holds an interest of approximately 43% in the outstanding shares of Electric Elements.

Other investments

	2025	2024
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of year	370	4
Acquisitions	917	298
Change in fair value	173	68
Balance – End of year	1,460	370

Fair value through other comprehensive income (shares)
Balance – Beginning of year	9,963	19,389
Acquisitions	1,200	—
Disposal	(3,071)	(3,060)
Change in fair value	5,944	(6,366)
Balance – End of year	14,036	9,963
Total	15,496	10,333

Other investments comprise of common shares and warrants, mainly from publicly traded companies.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Mining interests and Property, plant and equipment

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2025
	$	$		$	$
Cost– Beginning of period	107,818	510,986	6,045	15,525	640,374
Additions	10,548	32,582	3,947	59,707	106,784
Assets classified as held for sale and other disposals	(21,992)	(30,483)	(31)	—	(52,506)
Asset retirement obligations	—	4,545	—	—	4,545
Depreciation capitalized	—	2,834	—	—	2,834
Share-based compensation capitalized	—	134	—	—	134
Impairment	(1,091)	(25,344)	(9)	(2,231)	(28,675)
Borrowing costs	—	10,140	—	—	10,140
Transfers	94	—	—	(94)	—
Currency translation adjustments	452	661	(60)	(105)	948
Cost – End of period	95,829	506,055	9,892	72,802	684,578

Accumulated depreciation – Beginning of period	39,458	4,316	2,807	—	46,581
Depreciation	11,105	1,264	782	—	13,151
Assets classified as held for sale and other disposals	(14,180)	(5,357)	(31)	—	(19,568)
Impairment	(745)	—	(9)	—	(754)
Currency translation adjustments	426	444	(28)	—	842
Accumulated depreciation – End of period	36,064	667	3,521	—	40,252

Cost	95,829	506,055	9,892	72,802	684,578
Accumulated depreciation	(36,064)	(667)	(3,521)	—	(40,252)
Net book value	59,765	505,388	6,371	72,802	644,326

(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 6 – Assets Classified as Held for Sale and discontinued operations.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2024
	$	$		$	$
Cost– Beginning of period	114,043	456,467	6,132	11,399	588,041
Additions	3,515	35,538	—	4,588	43,641
Assets classified as held for sale and other disposals	(6,937)	—	(189)	—	(7,126)
Asset retirement obligations	—	13,524	—	—	13,524
Depreciation capitalized	—	2,397	—	—	2,397
Share-based compensation capitalized	—	70	—	—	70
Impairment	(2,848)	—	—	(514)	(3,362)
Other	—	(534)	—	—	(534)
Borrowing costs	—	3,123	—	—	3,123
Transfers	124	—	—	(124)	—
Currency translation adjustments	(79)	401	102	176	600
Cost – End of period	107,818	510,986	6,045	15,525	640,374

Accumulated depreciation – Beginning of period	32,211	4,772	2,078	—	39,061
Depreciation	12,800	140	834	—	13,774
Assets classified as held for sale and other disposals	(5,230)	—	(137)	—	(5,367)
Impairment	—	—	—	—	—
Currency translation adjustments	(322)	(596)	31	—	(887)
Accumulated depreciation – End of period	39,458	4,316	2,807	—	46,581

Cost	107,818	510,986	6,045	15,525	640,374
Accumulated depreciation	(39,458)	(4,316)	(2,807)	—	(46,581)
Net book value	68,360	506,670	3,238	15,525	593,793
(i)	As at December 31, 2024, an amount of $0.4 million remained classified as Assets classified as held for sale in the consolidated statements of financial position for equipment sold in January 2025.

NSR Royalty and Streams

OGR holds a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security is first-ranking, subject to permitted encumbrances.

In connection with the acquisition of Tintic in May 2022, the Company issued aggregate 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Impairment assessment

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025. As of December 31, 2025, the net book value related to the QR Mill is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Exploration and evaluation

	2025	2024
	($)	($)

Net book value - Beginning of period	86,258	70,135
Additions	6,603	9,141
Depreciation capitalized	823	640
Currency translation adjustments	(4,049)	6,342
Net book value – End of period	89,635	86,258

Cost	189,842	186,465
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	89,635	86,258

13.	Other non-current assets

	2025	2024
	$	$
Reclamation deposits	12,179	12,230
Advances for mining equipment	5,735	866
Sales tax recoverable(i)	—	15,499
Non-current inventory	—	2,490
	17,914	31,085
(i)

Relates to value-added tax (“VAT”) recoverable generated from the Company’s operations in Mexico prior to its classification as an asset held for sale. These amounts are non-interest bearing and are generally settled within 36 months from the date the refunds are submitted to the authorities. During the third quarter of 2025, the Company recorded a write-off of $7.4 million to reduce the carrying amount of VAT receivables related to its operations in Mexico. The provision reflects management’s best estimate of the amounts expected to be recovered, based on correspondence received from the Mexican tax authorities in response to the Company’s refund claims. The total provision recorded against VAT receivables amounted to $10.9 million, representing the cumulative adjustment to reflect the estimated recoverable value. In the fourth quarter 2025, the Company collected an amount of $7.5 million.

14.	Accounts payable and accrued liabilities

	2025	2024
	$	$
Trade payables	3,040	14,842
Other payables	4,138	3,705
Income taxes payable	468	—
Accrued liabilities	22,948	7,747
	30,594	26,294

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Long-term debt and credit facility

	2025	2024
	($)	($)
Balance – Beginning of period	46,639	18,587
Additions net of financing fees – 2025 Financing Facility	120,241	65,960
Additions – Mining equipment financings	8,335	1,065
Repayment of Credit Facility and mining equipment financings	(38,709)	(43,804)
Interest capitalized	12,568	5,329
Interest paid	(2,422)	(3,696)
Write-offs	—	(561)
Currency translation adjustments	(2,095)	3,759
Balance – End of period	144,557	46,639

Current portion	6,771	40,675
Non-current portion	137,786	5,964
	144,557	46,639

Credit Facility

In 2024, the Company entered into and amended a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility") which was repaid in full on July 21, 2025.

2025 Financing Facility

On July 21, 2025, the Company entered into a credit agreement with Appian ODV (Jersey) Ltd and other lenders, providing for a US$450 million senior secured credit facility (the “2025 Financing Facility”).

The 2025 Financing Facility (i) repaid the outstanding debt under the existing National Bank of Canada, and (ii) is intended to fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville. The 2025 Financing Facility is non-revolving and available in multiple advances, consisting of an initial draw of US$100 million ($137.2 million) which occurred on July 21, 2025 and, up to four subsequent draws of at least US$50 million each, subject to satisfaction of certain conditions precedent which were not met as at December 31, 2025. The availability period for subsequent advances ends 36 months after the closing date.

The maturity date of the 2025 Financing Facility is July 21, 2028, which is three years from the closing date of July 21, 2025, unless the second advance is made, in which case the maturity date is extended to eight years from the closing date. Interest on the facility is calculated as follows:

●	Until the second advance: (i) the Secured Overnight Financing Rate (“SOFR”); plus (ii) adjustment of 0.10% per annum; plus (iii) 9.50% per annum
●	After the second advance: (i) the Secured Overnight Financing Rate (“SOFR”); plus (ii) adjustment of 0.10% per annum; plus (iii) 7.50% per annum

During the first 12 months following the closing date, the Company may elect to pay up to 100% of the accrued interest in cash or in kind ("PIK"). Any PIK amount will be added to the principal balance. Thereafter, and prior to any Subsequent Draws, up to 50% of the interest may be payable in kind at the Company's election. Following the second advance, all interest is payable in cash.

The obligations under the 2025 Financing Facility are guaranteed by the Company pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Company.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Additionally, the obligations are secured by a first- ranking security interest over all present and future assets and property of Barkerville. The facility includes customary financial and non-financial covenants, including minimum liquidity, tangible net worth, and project-specific coverage ratios. As at December 31, 2025, all such covenants were met.

In connection with the 2025 Financing Facility, the Company recorded $17.0 million of financing fees, including $9.0 million related to the warrants issued to the lenders and described in Note 20.

Mining equipment financings

The Company financed a portion of the mining equipment acquisitions with third parties. The loans are guaranteed by the mining equipment and are payable in monthly instalments.

Lease liabilities

As at December 31, 2025, the lease liabilities amounted to $3.9 million ($0.4 million as at December 31, 2024).

The schedule for expected payments of the mining equipment financings and Financing Facility are as follows:

	Less than 1 year	1-2 years	3-4 years	Over 5 years
	$	$	$	$
Total payments – Mining equipment financings and lease liabilities	5,653	5,898	510	117
Total payments – Financing Facility (principal)	—	129,844	—	—

16.	Deferred consideration and contingent payments

Under the terms of the Tintic Transaction, the Company funded the consideration paid of $199.5 million for the acquisition through the issuance of common shares of Osisko Development, cash payments, the issuance of NSR royalties described in Note 11, US$12.5 million in deferred payments and the granting of certain other contingent payments, rights and obligations. As at December 31, 2025, the outstanding amount for the deferred payments is US$5 million ($6.9 million).

The movement of the deferred consideration and contingent payments is as follows:

	2025	2024
	($)	($)
Balance – Beginning of year	12,232	13,852
Interest capitalized	574	727
Settlement in shares	(3,433)	(3,409)
Foreign exchange	(581)	1,062
Balance – End of year	8,791	12,232

Current portion	3,427	3,597
Non-current portion	5,364	8,635
	8,791	12,232

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Contract liability

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of OR, for US$15.0 million ($19.1 million). Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price.

On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million). Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The stream is also secured with (i) a first ranking priority charges, pledges and security interests in, to and over all of the collateral now owned or hereafter acquired by Tintic (ii) a first ranking priority charges, pledges and security interests in, to and over all present and hereafter acquired by Tintic, Osisko US Holdco, Inc., Osisko Utah LLC, Chief Consolidated Mining Company and Osisko Development (each, a “Seller Group Entity”) (a) Pledged Shares all of the issued and outstanding equity and voting securities of a Seller Group Entity owned by another Seller Group Entity and related rights, (b) indebtedness owing by any Seller Group Entity to any other Seller Group Entity and related rights, (c) other property, assets, rights and interests in and relating to the Tintic project held or acquired by such Seller Group Entity, (d) proceeds of the foregoing; and (d) all books and records related to any of the foregoing, in all cases, subject to permitted encumbrances (as such term is defined in the stream agreement); and (iii) a trust deed.  The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.

The movement of the contract liability is as follows:

	2025	2024
	($)	($)
Balance – Beginning of year	42,453	31,721
Proceeds from contract liability	(212)	(56)
Accretion on the contract liability’s financing component	7,270	7,850
Cumulative catch-up adjustment	(710)	(78)
Transfer to liabilities associated with asset held for sale(i)	(42,627)	—
Currency translation adjustment	(1,490)	3,016
Balance – End of year	4,684	42,453

Current portion	643	109
Non-current portion	4,041	42,344
	4,684	42,453

(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 6 – Assets Classified as Held for Sale and discontinued operations.

Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Environmental rehabilitation provision

	2025	2024
	($)	($)
Balance – Beginning of period	90,803	76,729
New obligations and revision of estimates	23,169	13,495
Accretion expense	3,547	3,432
Payment of environmental rehabilitation obligations	(667)	(2,190)
Transfer to liabilities associated with asset held for sale (i)	(18,818)	—
Currency translation adjustment	1,145	(663)
Balance – End of period	99,179	90,803

Current portion	6,970	5,974
Non-current portion	92,209	84,829
	99,179	90,803

(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 6 – Assets Classified as Held for Sale and discontinued operations.

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at December 31, 2025, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $285.5 million (2024 – $126.3 million). The weighted average actualization rate used is approximately 3.36% (2024 – 4.40%) and the disbursements are expected to be made between 2026 and 2129 as per the current closure plans.

In 2025, the Company recognized an additional environmental rehabilitation obligation related to an inactive site. The estimated inflation-adjusted undiscounted cash flows associated with this obligation amount to $166.0 million as at December 31, 2025, and is composed of direct closure costs of $0.6 million expected in 2029, and long-term care and maintenance costs of approximately $165.5 million over a 100-year period. The discounted value of $21.4 million has been recognized using an average discount rate of 3.70% applied over the expected duration. The liability is not associated with any recognized asset and has been recorded as Other operating costs in the consolidated statement of loss.

The Company maintains environmental bonding insurance of US$6.1 million ($8.3 million) and $70.5 million as of December 31, 2025.

19.	Warrant Liability

The warrants issued in connection with the 2022 non-brokered private placement, the 2024 non-brokered and brokered private placements, and the August 2025 non-brokered and brokered private placements (Note 20) include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. Upon exercise of the warrants, the Company will issue shares, and will not be required to pay any cash.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The movement of the warrant liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2025	2024
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	67,852	11,552
Additions	75,769	71,875
Change in fair value	88,438	(19,497)
Fair value transfered to Share Capital on Exercise	(2,042)	-
Foreign exchange	(5,017)	3,922
Balance – End of period	225,000	67,852

In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2025	2024
Dividend per share	0%	0%
Expected volatility(i)	61.6%	81.1%
Risk-free interest rate	3.5%	4.3%
Expected life	2.4 years	4.3 years
Exercise price (USD)	3.59	4.40
Share price (USD)	3.49	1.63

(i)	The expected volatility is estimated based on the historical volatility of the Company as at December 31, 2025, and was previously estimated by benchmarking against companies with businesses similar to those of Osisko Development.

20.	Share Capital and Warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 255,069,516 common shares

Employee share purchase plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

October 2025 private placement

On October 29,2025, the Company completed a private placement (the “October 2025 Private Placement”) for aggregate gross proceeds of $82.5 million. The private placement consisted of the issuance of:

LIFE Offering:

• 2,990,000 National flow‑through common shares at a price of $6.69 per share for gross proceeds of $20.0 million;

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

• 1,444,000 British Columbia flow‑through common shares at a price of $6.93 per share for gross proceeds of $10.0 million; and

• 4,182,000 common shares at a price of $4.78 per share for total gross proceeds of $20.0 million.

Concurrent Private Placement:

●	6,793,798 Common Shares at a price of $4.78 per Common Share for gross proceeds of $32.5 million pursuant to exemptions available under NI 45-106, other than the LIFE Exemption.

The issuance of flow‑through shares resulted in the recognition of a flow‑through share premium liability of $8.8 million, representing the premium paid by subscribers in relation to the tax benefits to be renounced. The premium liability will be drawn down as eligible expenditures are incurred and renounced to investors.

In connection with the private placement, the Company incurred share issuance costs of approximately $4.5 million, including underwriters’ fees equal to 4.5% of gross proceeds. Issuance costs allocated to common shares were recorded as a deduction from share capital, and issuance costs of $0.5 million allocated to the flow‑through share premium were recognized with the premium liability.

August 2025 private placement

On August 15, 2025, the Company completed brokered and non-brokered private placements of units pursuant to which the Company issued an aggregate of 99,065,330 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of approximately US$203.0 million ($280.3 million) (collectively, the “August 2025 private placements”). The brokered private placement consisted of 58,560,000 units for gross proceeds of approximately US$120.0 million ($165.7 million), and the non-brokered private placement consisted of 40,505,330 units for gross proceeds of approximately US$83.0 million ($114.6 million). Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company entitling the holder thereof to purchase one common share at the price of US$2.56 on or prior to August 15, 2027, subject to acceleration. At any time following the 15-month anniversary of the closing date, if the closing price of the common shares on either the TSXV or the NYSE exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements, and, as a result, they are classified as current liability on the consolidated statement of financial position and measured at fair value. Their fair value was estimated to US$32.4 million ($44.8 million) for the brokered placement and US$22.4 million ($31 million) for the non-brokered placement at issuance date. This valuation was obtain using the Black-Scholes option pricing model, based on an average of inputs reflecting two scenarios: (i) the full contractual term of the Warrants (24 months), and (ii) the accelerated expiry scenario described above. The assumptions and inputs used in the model are detailed below:

Dividend per share	0%
Expected volatility (i)	83.8%
Risk-free interest rate	3.8%
Expected life	1.67
Exercise price (USD)	2.56
Share price (USD)	2.58
Fair value per warrant (USD)	1.08
(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

In connection with the brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to common shares amounted to $6.0 million. The Company recorded $2.2 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.  In connection with the non-brokered placement, the Company recorded an investment fee to Double Zero Capital LP representing 4.0% of the gross proceeds for an amount of US$3.0 million ($4.1 million), which investment fee was settled by the issuance of 1,464,000 common shares of the Company. Issuance costs allocated to common shares amounted to $3.2 million. The Company recorded $1.2 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

2024 Brokered private placement

On November 12, 2024, the Company completed a brokered private placement of units pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million ($80.0 million), including the exercise in full of the options granted to the agents of the offering (the "2024 brokered private placement"). Each unit consists of one common share of the Company and one common share purchase warrant of the Company entitling the holder thereof to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements and, as a result, they are classified as a current liability on the consolidated statement of financial position and measured at fair value. Their fair value was estimated to US$27.6 million ($38.4 million) at issuance date using the Black-Scholes option pricing model based on the following assumptions and inputs:

Dividend per share	—
Expected volatility(i)	81%
Risk-free interest rate	4.3%
Expected life	4.9 years
Exercise price (USD)	$3.00
Share price (USD)	$1.58
(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

In connection with the 2024 brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to common shares amounted to $2.1 million. For the year ended December 31, 2024, the Company recorded $2.0 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

2024 Non-brokered private placement

The Company completed a non-brokered private placement of units pursuant to which the Company issued an aggregate of 19,163,410 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$34.5 million ($46.8 million), comprising (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million ($32.6 million), which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million ($14.2 million), which closed on October 11, 2024 (the "2024 non-brokered private placement"). Each unit consists of one common share of the Company and one common share purchase warrants of the Company entitling the holder of each common share purchase warrant to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements and, as a result, they are classified as a current liability on the consolidated statement of financial position and measured at fair value. Their aggregate fair value was estimated to US$24.6 million ($33.5 million) at

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

issuance date using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

Dividend per share	—
Expected volatility(i)	81%
Risk-free interest rate	3.7%
Expected life	5.0 years
Exercise price (USD)	$3.00
Share price (USD)	$2.13
(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

Issuance costs allocated to common shares amounted to $0.2 million. For the year ended December 31, 2024, the Company recorded $0.5 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	2025		2024
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of period	78,068,475	7.17	26,958,699	12.93
Issued – 2024 brokered private placement	—	—	31,946,366	4.17
Issued – 2024 non-brokered private placement	—	—	19,163,410	4.07
Issued – 2025 Financing Facility	5,625,031	4.43	—	—
Issued – 2025 Non-Brokered private placement	20,252,661	3.53	—	—
Issued – 2025 Brokered private placement	29,280,000	3.53	—	—
Warrants exercised	(850,000)	4.14	—	—
Balance – End of period	132,376,167	5.71	78,068,475	7.17

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The outstanding warrants have the following a maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2023 Bought deal financing	Equity	02-Mar-26	7,841,850		$8.55
2024 Non-brokered private placement	Liability	01-Oct-29	19,163,410	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,096,366	US$	3.00
2025 Financing facility	Equity	21-Jul-28	5,625,031		$4.43
2025 Non-Brokered private placement	Liability	15-Aug-27	20,252,661	US$	2.56
2025 Brokered private placement	Liability	15-Aug-27	29,280,000	US$	2.56

Capital management

The Company’s objective in managing capital is to safeguard the Company’s ability to continue as a going concern, to maintain a flexible capital structure which optimizes cost of capital at acceptable risk, and to provide reasonable returns to shareholders. The Company manages its capital structure and makes adjustments to is, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties. The Company defines capital as long-term debt and credit facility and total equity. In order to maintain or adjust capital structure, the Company may issue new shares, enter into new debt agreement or sell assets to improve working capital. Capital is managed by the Company’s management and governed by the Board of Directors.

	2025	2024
	($)	($)
Long-term debt	140,704	45,817
Total equity	682,689	570,629
Balance – End of period	823,393	616,446

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025, compared to prior year. The Company is not subject to material externally imposed capital requirements.

21.	Share-based compensation

Equity incentive plan

On May 7, 2025, the shareholders approved the omnibus incentive plan (the “Omnibus Plan”) providing for a maximum of 27,324,297 Common Shares issuable pursuant to the Omnibus Plan (less all awards issued under existing plans) being the 20% issued and outstanding Common Shares as of the date the Omnibus Plan was adopted. The Omnibus Plan replaced the Company’s (i) 10% rolling stock option plan adopted on November 20, 2020 as amended and restated on March 21, 2023, which was last approved by shareholders of the Company on May 7, 2024; (ii) the deferred share unit plan of the Company adopted on November 20, 2020, as amended and restated on March 17, 2023, which was last approved by shareholders of the Company on May 7, 2024; and (iii) the restricted share unit plan of the Company adopted on November 20, 2020, as amended and restated on March 17, 2023.

Share options

The Omnibus Plan provides for the issuance of stock options to acquire common shares to directors, officers, employees, consultants or investor relation service providers of the Company.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes information about the movement of the share options under the Company’s plan:

	2025		2024
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,229,369	5.53	2,700,077	9.64
Granted	1,514,300	2.51	3,163,100	2.74
Exercised	(18,733)	2.88	—	—
Forfeited	(845,600)	2.97	(516,354)	8.19
Expired	(472,742)	16.21	(117,454)	12.92
Outstanding – End of period	5,406,594	4.16	5,229,369	5.53
Exercisable – End of period	2,081,127	6.05	1,260,721	11.74

The following table summarizes the share options outstanding as at December 31, 2025:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
February 5, 2021	24.30	10,533	0.10	10,533	0.10
June 23, 2021	21.30	93,498	0.48	93,498	0.48
August 16, 2021	16.89	31,199	0.62	31,199	0.62
November 12, 2021	16.20	13,997	0.87	13,997	0.87
June 30, 2022	6.49	452,800	1.48	452,800	1.48
November 18, 2022	6.28	77,500	1.88	77,500	1.88
April 3, 2023	6.59	898,134	2.23	602,801	2.22
April 3, 2024	2.88	165,633	3.03	57,365	2.59
July 4, 2024	2.72	2,224,300	3.51	741,434	3.51
April 2, 2025	2.20	165,100	4.25	—	—
May 13, 2025	2.57	1,273,900	4.36	—	—
	4.16	5,406,594	3.23	2,081,127	2.39

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2025	2024
Dividend per share	—	—
Expected volatility	81%	66%
Risk-free interest rate	2.6%	3.7%
Expected life	4 years	4 years
Weighted average share price	$2.51	$2.74
Weighted average fair value of options granted	$1.52	$1.45

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The fair value of the share options is recognized as compensation expense over the vesting period. During the year ended December 31, 2025, the total share-based compensation related to share options granted under the Company’s plan amounted to $2.4 million ($2.3 million for the year ended December 31, 2024).

Deferred and restricted share units (“DSU” and “RSU”)

The Omnibus Plan provides for the issuance of DSU and RSU to directors, officers, employees or consultants of the Company.

The following table summarizes information about the DSU and RSU movements:

	2025		2024
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	606,463	1,219,125	294,713	1,078,285
Granted	288,397	1,279,100	363,250	492,200
Settled	(77,063)	(385,685)	—	(102,583)
Forfeited	—	(327,908)	(51,500)	(248,777)
Outstanding– End of period	817,797	1,784,632	606,463	1,219,125
Vested – End of period	529,400	—	374,713	—
(i)	Unless otherwise approved by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to the Company’s DSU and RSU plans for year ended December 31, 2025 amounted to $1.6 million ($1.3 million for the year ended December 31, 2024).

Based on the closing price of the common shares at December 31, 2025 of $4.65 (2024 – $2.34), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $1.3 million ($0.5 million as at December 31, 2024) and $6.5 million based on all RSU and DSU outstanding ($2.3 million as at December 31, 2024).

22.	Income taxes
(a)	Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2025 and 2024 is presented as follows:

	2025	2024
	$	$
Current income tax
Expense for the year	477	—
Current income tax expense	477	—

Deferred income tax
Origination and reversal of temporary differences	(26,430)	(15,712)
Change in unrecognized deductible temporary differences	25,887	16,360
Other	—	—
Deferred income tax (recovery) expense	(543)	648
Income tax (recovery) expense	(66)	648

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The provision for income taxes expense (recovery) presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:

	2025	2024
	$	$
Loss before income taxes	(159,540)	(56,605)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(42,278)	(15,001)
Increase in income taxes resulting from:
Non-deductible expenses, net	639	850
Non-deductible portion of capital (gain) losses, net	(2,982)	2,187
Change in fair value of warrant liability	23,436	(5,265)
Share of loss of associates	(295)	140
Change in unrecognized deferred tax assets	25,887	16,360
Differences in foreign statutory tax rates and other rate differences	(2,954)	467
Other	(1,519)	910
	(66)	648

The 2025 and 2024 Canadian federal and provincial statutory income tax rate is 26.5%.

(b)	Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	2025	2024
	$	$
Deferred tax assets:
Non-capital losses	34,336	32,099
Investments	—	648
Deferred tax assets	34,336	32,747

Deferred tax liabilities:
Mining interests and property, plant and equipment	(29,764)	(28,399)
Exploration and evaluation	(3,038)	(2,900)
Other	(1,534)	(1,448)
Deferred tax liability	(34,336)	(32,747)
Deferred tax liability, net	—	—

The movement for deferred tax assets and deferred tax liabilities balances in the year is as follows:

	2025	2024
	$	$
The movement for deferred tax assets and deferred tax liability balances in the year is as follows:

Balance - beginning of year	—	—
Recognized in income tax (recovery) expense	(543)	648
Recognized in OCI	543	(648)
	—	—

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

(c)	Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2025 is $nil ($4.1 million as at December 31, 2024). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal, and it is not probable that they will reverse in the foreseeable future.

(d)	Unrecognized deferred tax assets

As at December 31, 2025, the Company had temporary difference with a tax benefit of $171.1 million ($186.8 million as at December 31, 2024) which are not recognized as deferred tax assets. The temporary differences as at December 31, 2024 included the unrecognized temporary differences from the Company’s Mexican operations, which were classified as discontinued operations as at December 31, 2025.The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these tax attributes.

	2025	2024
	$	$
Non-capital losses carried forward	125,723	109,996
Unrealized losses on investments	1,113	2,232
Inventories	—	6,437
Mining interests and property, plant and equipment	3,376	29,538
Mineral stream interests – Mexico	—	11,051
Environmental rehabilitation provision	21,095	16,332
Other	19,788	11,231
	171,095	186,817

In Canada, the Company has non-capital losses of $549 million (2024 – $470 million) with expiry date from 2025 to 2045.  In addition, in the United States, the Company has non-capital losses of $47 million (2024 – $61.6 million). The non-capital losses in the United States do not expire; however, their use is subject to 80% limitation on taxable income in any year.

€

23.	Cost of sales and other operating cost

	Year ended
	December 31,
	2025	2024
	($)	($)
Salaries and benefits	6,851	5,604
Share-based compensation	31	9
Royalties	1,444	318
Contract Services	17,881	9,935
Raw materials and consumables	3,178	1,958
Operational overhead and write-downs	6,429	8,141
Environmental rehabilitation obligations (Note 18)	18,621	—
Depreciation	6,280	7,812
	60,715	33,777

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24.	General and administrative expenses

	2025	2024
	($)	($)
Salaries and benefits	8,704	8,392
Share-based compensation	3,965	3,515
Insurance	4,811	4,738
Depreciation	—	301
Legal, professional and other consulting fees	7,479	6,822
Regulatory and listing fees	535	642
Other	2,886	3,020
	28,380	27,430

25.	Other (expense) income, net

	2025	2024
	($)	($)
Interest income	8,832	3,735
Foreign exchange gain (loss)	10,216	(10,101)
Gain on deemed disposal of investment	550	—
Warrant issue expense (Note 20)	(3,429)	(2,412)
Other	1,018	4,733
	17,187	(4,045)

26.Loss per share

	2025	2024

Net loss attributable to shareholders of the Company	$(169,012)	$(86,343)

Basic and diluted weighted average number of common shares outstanding	178,203,975	93,825,395

Net loss per share, basic and diluted	$(0.95)	$(0.92)

Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.

27.	Key Management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2025	2024
	$	$

Director fees and salaries and short-term employee benefits	4,373	3,794
Share-based compensation	4,784	4,247
	9,157	8,041

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted share units and share options.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Supplementary cash flows information

	2025	2024
	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	(6,784)	1,576
Decrease (Increase) in inventory	2,572	674
Increase in other current assets	(379)	(195)
Decrease in accounts payable and accrued liabilities	(2,730)	(2,955)
	(7,321)	(900)
Additional information
Additions of Mining interest, property, plant and equipment included in Accounts payable and accrued liabilities	24,982	15,975
Paid borrowing costs	(1,036)	—

29.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash and cash equivalents, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

The Financing Facility bears a variable interest rate and, based on the Financing Facility’s balance as at December 31, 2025, the impact on finance costs over a 12-month horizon of a 1.0% shift in interest rates would decrease (increase) the finance costs by 1.6 million (2024 – nil). Other financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2025 and 2024, the balances in U.S. dollars held by entities with a different functional currency were as follows:

	2025	2024
	$	$
Cash and cash equivalents	209,336	63,615
Amounts receivable	4,967	377
Accounts payable and accrued liabilities	(2,581)	(2,172)
Credit Facility	—	(25,000)
Deferred consideration and contingent payments	(6,413)	(8,501)
Warrant liability	(164,161)	(47,155)
Contract liability	—	(25,601)
Net exposure, in US dollars	41,148	(44,437)
Net exposure, equivalent in Canadian dollars	56,395	(63,943)

Based on the balances as at December 31, 2025, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net loss of approximately $2.8 million in 2025 (2024 – $3.2 million).

The Company also records currency translation adjustment gains or losses, through comprehensive income or loss, arising primarily from the fluctuation of the U.S. dollar on its assets and liabilities denominated in Canadian dollars held by entities having the Canadian dollar or the Mexican peso as their functional currency.

(iii)	Commodity price risk

The price of gold has a significant influence on the Company’s business, results of operations and financial condition. Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements, as refined precious metals are sold at prevailing market prices. For the year ended December 31, 2025, the Company recognized $35.5 million (2024 – $4.6 million) in sales of refined precious metals. The Company will continue to monitor the level of sales and when prudent will adopt measures to mitigate its price exposure.

(iv)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2025, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by not a significant amount and the other comprehensive income (loss) by $1.4 million (2024 – $1.0 million).

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash and cash equivalents in high interest savings accounts with Canadian and U.S. recognized financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks. In the case of amounts receivable, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third-party to cover the net book value of the amount receivable.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of the Company reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2025, cash and cash equivalents are invested in interest savings accounts held with Canadian and U.S. recognized financial institutions. As at December 31, 2025, all financial liabilities to be settled in cash or by the transfer of other financial assets are expected to be settled within 90 days, except for lease liabilities, long-term debt and Financing Facility (Note 15) and deferred consideration and contingent payments (Note 16). As described in Note 1, the Company’s liquidity position as at December 31, 2025 will not be sufficient to meet the Company’s obligations, commitments and budgeted expenditures through December 31, 2025.

The following table summarizes the Company’s contractual obligations and commitments as at December 31, 2025:

	Notes	Total	Less than 1 year	1‑2 years	More than 3 years
		$	$	$	$
Accounts payable and accrued liabilities	14	30,594	30,594	—	—
Lease obligations	15	3,853	1,482	2,371	—
Mining equipment financings (Principal)	15	12,178	5,653	5,898	627
Financing Facility (Principal)	15	129,844	0	129,844	0
Deferred consideration and contingent payments	16	8,791	3,427	3,427	1,937
Purchase obligations	33	8,100	6,272	1,828	—
Capital commitments	33	90,543	62,069	26,592	1,882
Total		283,903	109,497	169,960	4,446

30.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	1,460	1,460
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,426	—	—	2,426
Other minerals	11,610	—	—	11,610
	14,036	—	1,460	15,496

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	370	370
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,706	—	—	2,706
Other minerals	7,257	—	—	7,257
	9,963	—	370	10,333

During the year ended December 31, 2025 and 2024 there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’ specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cashflows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2025 and 2024:

	2025	2024
	$	$

Balance – Beginning of period	370	4
Acquisitions	917	298
Change in fair value (i)	173	68
Balance – End of period	1,460	370
(i)Recognized in the consolidated statements of loss under Other (expense) income, net.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2025 and December 31, 2024.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, reclamation deposits, trade receivables, interest income receivable, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and long-term debt and Credit Facility. The fair values of cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the reclamation deposits and long-term debt approximates their fair value given that their interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

31.	Related party transactions

During the year ended December 31, 2025, the Company incurred expenses of $0.5 million ($1.4 million in 2024) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss. As of December 31, 2025, amounts payable to associates is nil ($0.1 million in 2024) and amounts receivable from associates is nil (nil in 2024). Refer to Note 10 and Note 20 for additional transactions with related parties.

During the year ended December 31, 2025, the Company contributed a donation of $0.2 million ($0.1 million in 2024) to Barkerville Heritage Trust, of which an officer of the Company holds a position on the board of directors.

As at December 31, 2025, Double Zero Capital LP held an interest of 15.9% and OR held an interest of 13.1% (compared to nil and 24.4% as at December 31, 2024) in Osisko Development Corp.

32.	Segmented information

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The chief decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, the USA and Mexico prior to classification of the Mexican operations as asset held for sale in 2025 (Note 6) and are detailed as follows:

	2025
	Canada	Mexico	USA	Total
		(Note 6)
	$	$	$	$
Other assets (non-current)	15,791	—	2,123	17,914
Mining interests and property, plant and equipment	588,776	—	55,550	644,326
Exploration and evaluation	6,091	—	83,544	89,635
Total non-current assets (excluding investments)	610,658	—	141,217	751,875

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests and property, plant and equipment	497,816	32,793	63,184	593,793
Exploration and evaluation	4,464	—	81,794	86,258
Total non-current assets (excluding investments)	513,144	48,292	149,700	711,136

The operating losses related to the mining projects located in Canada and the USA for the years ended December 31, 2025 and 2024 are as follows and exclude the Mexican operations as considered discontinued operations:

	Canada	USA	Total
	$	$	$
For the year ended December 31, 2025
Revenues	—	35,478	35,478
Cost of sales	—	(13,855)	(13,855)
Other operating costs	(42,483)	(4,377)	(46,860)
General and administrative	(25,059)	(3,321)	(28,380)
Impairment of assets	(28,108)	—	(28,108)
Operating (loss) income from continuing activities	(95,650)	13,925	(81,725)

For the year ended December 31, 2024
Revenues	293	4,267	4,560
Cost of sales	(224)	(4,553)	(4,777)
Other operating costs	(21,561)	(7,439)	(29,000)
General and administrative	(23,912)	(3,518)	(27,430)
Impairment of assets	(4,894)	(847)	(5,741)
Operating loss from continuing activities	(50,298)	(12,090)	(62,388)

33.	Commitments

The Company has the following commitments as of December 31, 2025:

	Total(i)	Less than 1 year	1‑ 2 years	3-4 years
Purchase obligations	1,731	1,731	—	—
Capital commitments	90,543	62,069	26,592	1,882
Total	92,274	63,800	26,592	1,882

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

34. Subsequent events

Sale of San Antonio Gold Project

On January 27, 2026, the Company completed the sale of its 100% interest in the San Antonio Gold Project located in Sonora State, Mexico, to Axo through the sale of all issued and outstanding equity interests of Sapuchi. Osisko Development received 15,325,841 common shares of Axo. Osisko Development is also entitled to certain contingent deferred payments in connection with the sale, as well as an anti-dilution provision whereby a qualifying financing under the agreement triggers the issuance of Axo shares in favor to the Company. The Company currently holds 17,689,357 shares of Axo.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2021

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Bought Deal

On February 3, 2026, the Company completed the prospectus offering of common shares of the Company. Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143.8 million (C$196.2 million), including the exercise in full by the Underwriters of their over-allotment option.

Exercise of Appian warrants

On March 9, 2026, the Company received approximately C$24.9 million from the exercise of 5,625,031 common share purchase warrants of the Company. The Warrants were originally issued to Appian Capital Advisory Ltd. with an exercise price of C$4.43 per common share on July 21, 2025, in connection with the 2025 financing facility.